Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-131898
Discover Bank has filed a registration statement, as amended, (including a prospectus) (Registration No. 333-131898) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Discover Bank has filed with the SEC for complete information about Discover Bank, the issuing trust, and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Discover Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.
SERIES TERM SHEET DATED SEPTEMBER 25, 2006
DISCOVER® CARD MASTER TRUST I, SERIES 2006-3
$[500,000,000] Floating Rate Class A Credit Card Pass-Through Certificates
$[26,316,000] Floating Rate Class B Credit Card Pass-Through Certificates
DISCOVER BANK
Master Servicer, Servicer and Seller
     The certificates represent interests in the Discover Card Master Trust I. The certificates are not obligations of Discover Bank or any of its affiliates, and neither the certificates nor the underlying credit card receivables are insured or guaranteed by any governmental agency. Before you invest, we urge you to read the prospectus supplement for Series 2006-2, filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, by Discover Bank on July 25 , 2006, which can be accessed at http://www.sec.gov/Archives/edgar/data/894327/000095013706008048/c06671b5e424b5.htm. You should also read the static pool data of Discover Card Master Trust I which can be accessed at http://www.discoverfinancial.com/absdata. The prospectus supplement for Series 2006-2 and the static pool data for Discover Card Master Trust I are considered to be part of this series term sheet. Series 2006-3 will not be comprised of any subseries. The economic terms set forth in this series term sheet supersede the economic terms in the prospectus supplement for Series 2006-2.
     The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. We are incorporating by reference the Registration Statement on Form S-3, as amended, Registration No. 333-131898, filed by Discover Bank and the trust for the offering to which this communication relates. In addition, we incorporate by reference to this term sheet the following reports and documents filed by Discover Bank on behalf of the trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:
     (1)  the trust’s Annual Report on Form 10-K for the year ended November 30, 2005 and monthly reports on
Form 10-D filed since that date; and
     (2) Current Reports on Form 8-K filed since November 30, 2005.
     You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. We file reports with the SEC under the name Discover Card Master Trust I, Commission file number 000-23108. The information incorporated by reference is considered to be part of this series term sheet. As a recipient of this series term sheet, you may request a copy of any document we incorporate by reference, except exhibits to the documents, unless the exhibits are specifically incorporated by reference, at no cost, by calling Discover Bank, as master servicer, at (302) 323-7434.
     We have prepared this series term sheet solely for informational purposes. Discover Bank may not offer or sell the certificates in any state where the offer or sale is prohibited. The underwriters may hold or trade securities of the trust or Discover Bank and may also perform investment banking services for the trust and Discover Bank.
MORGAN STANLEY
DEUTSCHE BANK SECURITIES
RBC CAPITAL MARKETS
CALYON SECURITIES
WELLS FARGO SECURITIES

     This free writing prospectus does not contain all information that is required to be included in the prospectus and prospectus supplement.
     The information in this series term sheet will be superseded in its entirety by any similar information for Series 2006-3 we may subsequently provide prior to the Time of Sale, as defined below. The Time of Sale will be at or around [___] P.M. New York City time on September [___], 2006 (the “Time of Sale”), the time at which the Terms Agreement for Series 2006-3 will be executed among Discover Bank and the underwriters for Series 2006-3 (the “Terms Agreement”) and commitments to purchase certificates will first be made.
     This series term sheet may not be distributed to Private Customers as defined by the U.K. Securities and Futures Authority.
IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES
     The asset-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.
IMPORTANT INFORMATION AND IRS CIRCULAR 230 NOTICE
     This material has been prepared for information purposes to support the promotion or marketing of the transaction or matters addressed herein. This is not a research report and was not prepared by the Morgan Stanley research department. It was prepared by Discover Bank or Morgan Stanley sales, trading, banking, or other non-research personnel. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. Past performance is not necessarily a guide to future performance. Please see additional important information and qualifications at the end of this material.
IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS
ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR IN OR AT THE BOTTOM OF THE EMAIL COMMUNICATION TO WHICH THIS MATERIAL IS ATTACHED ARE NOT APPLICABLE TO THESE MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Title of Securities	Discover Card Master Trust I, Series 2006-3 Floating Rate Class A Credit Card Pass-Through Certificates and Discover Card Master Trust I, Series 2006-3 Floating Rate Class B, Credit Card Pass-Through Certificates.

Interest Rate	Class A Certificates: LIBOR plus ___% per year.

Class B Certificates: LIBOR plus ___% per year.

The trustee will calculate interest on the certificates on the basis of the actual number of days elapsed and a 360-day year. For information regarding the trustee, see Annex A.

“LIBOR” will mean the London interbank offered rate for one-month United States dollar deposits, determined two business days before the start of each interest accrual period.

Time of Sale	The time of sale will be at or around [_:___] P.M. New York City time on September [___], 2006, the time at which the Terms Agreement for Series 2006-3 will be executed among Discover Bank and the underwriters for Series 2006-3 and commitments to purchase certificates will first be made.

Interest Payment Dates	The 15th day of each month, or the next business day, beginning in November 2006.

Expected Maturity Dates and Average Lives	Class A Certificates: [September] 15, 20[11], or the next business day. If an Amortization Event occurs, the trust will pay principal monthly and the final principal payment may be made before or after [September] 15, 20[11]. Assuming (i) closing occurs on October [3], 2006, (ii) no Amortization Event occurs and (iii) payment will be made in full on the expected maturity date and adjusting for weekends and holidays, the average life is expected to be [4.95] years.

Class B Certificates: [October] 15, 20[11], or the next business day. If an Amortization Event occurs, the trust will pay principal monthly and the final payment of principal may be made either before or after [October] 15, 20[11]. The trust must generally pay all Class A principal before it pays any Class B principal. Assuming (i) closing occurs on October [3], 2006, (ii) no Amortization Event occurs and (iii) payment will be made in full on the expected maturity date and adjusting for weekends and holidays, the average life is expected to be [5.04] years.

The average life calculations for each class of certificates are based on a 360-day year of twelve 30-day months.

An “Amortization Event” is an event that will cause the trust to begin repaying principal on a monthly basis.

Minimum Monthly Payment Rates	In order to repay the principal of the certificates in full at their applicable expected maturities, the trust will need a minimum monthly payment rate of 9.14% for the Class A Certificates and a minimum monthly payment rate of 6.29% for the Class B Certificates, assuming (i) an annual yield of 16.41%, (ii) a net

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

charge-off rate of 3.47% per year, (iii) that the Principal Receivables in the trust remain above the Minimum Principal Receivables Balance (described below), (iv) the series is not receiving collections or income originally allocated to another series, (v) no Amortization Event occurs and (vi) the master servicer does not elect to delay the commencement of the period during which it allocates collections to repay the principal of the certificates.

Minimum Principal Receivables Balance	The “Minimum Principal Receivables Balance” is an amount equal to the minimum principal receivables balances for each series, including each subseries, then outstanding. As of September 25, 2006, after giving effect to the issuance of Series 2006-3, the Minimum Principal Receivables Balance for the trust would be $[27,108,648,387.10]. The actual amount of Principal Receivables in the trust as of August 31, 2006 exceeds this amount by $[6,551,075,397.73]. The excess of Principal Receivables over the Minimum Principal Receivables Balance as of such date reflects [19.46]% of the total amount of Principal Receivables in the trust.

“Principal Receivables” are amounts owing by obligors under accounts that are allocated to the trust, excluding periodic finance charges and other charges and fees. References to “Accounts” in this series term sheet will mean accounts that are allocated to the trust.

Series Termination Date	The Series Termination Date is the last day on which the trust will pay principal on the certificates.

The Series Termination Date is the first business day following [March] 15, 20[14], or if [March] 15, 20[14] is not a business day, the second business day following [March] 15, 20[14].

Subordination of Class B Certificates (Class A Credit Enhancement)	The Class B Certificates are subordinated to the Class A Certificates, up to a specified dollar amount, known as the “Available Subordinated Amount.”

Available Subordinated Amount	Initially, equal to 12.5% of the Series Initial Investor Interest, which may be reduced, reinstated or increased from time to time. The Available Subordinated Amount will increase by:
•	0.5% of the Series Initial Investor Interest after a Supplemental Credit Enhancement Event, if Discover Bank has not made an Effective Alternative Credit Support Election;

•	4.5% of the Series Initial Investor Interest after an Effective Alternative Credit Support Election, if a Supplemental Credit Enhancement Event has occurred; or

•	5% of the Series Initial Investor Interest after an Effective Alternative Credit Support Election, if a Supplemental Credit Enhancement Event has not occurred.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

The “Series Initial Investor Interest” is equal to the total initial principal amount of the Floating Rate Class A Certificates plus the total initial principal amount of the Floating Rate Class B Certificates. If additional certificates are issued after the initial issuance date for Series 2006-3, the “Series Initial Investor Interest” will be deemed to include the initial principal amount of the additional certificates from and after the date of such additional issuance.

A “Supplemental Credit Enhancement Event” will occur the first time Standard & Poor’s Ratings Services withdraws the long-term debt or deposit rating of Discover Bank, or an additional seller, if any, or reduces this rating below BBB-.

“Effective Alternative Credit Support Election” will mean an effective election made by Discover Bank to change the way in which the trust allocates finance charge collections. To make this election, Discover Bank must arrange for the deposit of additional funds into the cash collateral account, discussed below, as appropriate.

Cash Collateral Account (Class B Credit Enhancement)	Discover Bank will arrange to have a cash collateral account established and funded with an amount equal to 7.5% of the Series Initial Investor Interest for the direct benefit of the Class B investors, the “Credit Enhancement Account,” on the date the certificates are issued. The trustee may withdraw funds from this account to reimburse the Class B investors for amounts that would otherwise reduce their interest in the trust or affect their interest payments.

The amount on deposit in this account may decrease or increase on future Distribution Dates. A “Distribution Date” is the 15th calendar day of each month, or the next business day, beginning in November 2006.

The maximum amount of Credit Enhancement as of any Distribution Date will be:

Before a Supplemental Credit Enhancement Event or an Effective Alternative Credit Support Election
•	7.5% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest; or

After a Supplemental Credit Enhancement Event but before an Effective Alternative Credit Support Election
•	8.0% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest; or

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

After an Effective Alternative Credit Support Election
•	12.5% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest.
However, if an Amortization Event has occurred, the maximum amount of Credit Enhancement will be the amount on deposit in the Credit Enhancement Account on the Distribution Date immediately before the Amortization Event occurred.

“Series Investor Interest” will mean the Series Initial Investor Interest minus
•	the amount of principal collections on deposit for the benefit of investors,

•	the amount of losses of principal on investments of principal collections on deposit for the benefit of investors,

•	the aggregate amount of principal previously paid to investors, and

•	the aggregate amount of investor losses resulting from accounts in which the receivables have been charged-off as uncollectible, after giving effect to all provisions in the Series Supplement to reimburse these charged-off amounts.

The Receivables	The receivables in the Accounts included in the trust as of August 31, 2006 totaled $34,120,316,725.56.

Interchange	The series will be eligible for allocations and reallocations of interchange. Series issued prior to November 3, 2004 will not receive allocations or reallocations of interchange.

Group Excess Spread and Interchange Subgroup Excess Spread	The certificates initially will be included in the “Group One” group of series. The three-month rolling average Group Excess Spread Percentage, as defined below, was 5.24% for the Distribution Date in September 2006. The Group Excess Spread Percentage excludes the effects of interchange. The three-month rolling average Interchange Subgroup Excess Spread, as defined below, as an annualized percentage of the Series Investor Interest for all series entitled to interchange, was 8.97% for the Distribution Date in September 2006.

“Series Excess Spread” for a series or subseries is generally an amount equal to
•	the total amount of finance charge collections, investment income, interchange and other similar collections allocable to such series or subseries for the prior calendar month, minus

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

•	the total amount of interest and certain fees payable for such series or subseries and the amount of receivables allocable to such series or subseries that have been charged off as uncollectible for the prior calendar month.
“Group Excess Spread” for any Distribution Date is the sum of the Series Excess Spreads (modified as discussed below) for all series, including each subseries, in Group One. “Group Excess Spread Percentage” for any Distribution Date is a percentage calculated by multiplying:
•	twelve, by

•	the sum of the Series Excess Spreads (modified as discussed below) for all series, including each subseries, in Group One, and then dividing the product by an amount equal to the sum of all investor interests for each series or subseries in Group One, in each case for the Distribution Date. For purposes of determining the Group Excess Spread and the Group Excess Spread Percentage, we will subtract interchange from the Series Excess Spread for each series or subseries that otherwise has positive Series Excess Spread. However, if this subtraction would cause the Series Excess Spread to be negative, Series Excess Spread for such series or subseries will be deemed to be zero.

“Interchange Subgroup Excess Spread” for any Distribution Date means the sum of:
•	all amounts deposited in the Group Interchange Reallocation Account for all series or subseries to which interchange is allocated, and

•	the Interchange Subgroup Allocable Group Excess Spread;
where “Interchange Subgroup Allocable Group Excess Spread” means, for any Distribution Date:
•	if the Group Excess Spread is positive or zero, an amount equal to the Group Excess Spread multiplied by the sum of the investor interests for each series or subseries in Group One to which interchange is allocated, divided by

•	an amount equal to the sum of all investor interests for each series or subseries in Group One;
and
•	if the Group Excess Spread is negative, an amount equal to the Group Excess Spread multiplied by the sum of the Series Excess Spreads for each series or subseries in Group One to which interchange is

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

allocated and for which the Series Excess Spread was negative, divided by

•	an amount equal to the sum of the Series Excess Spreads for each series or subseries in Group One for which the Series Excess Spread was negative.

Rating of the Investor Certificates	The trust will only issue the certificates if Standard & Poor’s has rated the Class A Certificates “AAA” and the Class B Certificates at least “A” and Moody’s Investors Service, Inc. has rated the Class A Certificates “Aaa” and has rated the Class B Certificates at least “A2.”

ERISA Considerations	Discover Bank believes that employee benefit plans subject to ERISA may acquire Class A Certificates; however, advisers to these plans should consult their own counsel. Employee benefit plans subject to ERISA and entities whose assets are considered to be assets of an employee benefit plan subject to ERISA may not acquire the Class B Certificates. For additional information regarding ERISA Considerations, see Annex A.

Underwriting	It is anticipated that the underwriters named below will purchase from Discover Bank, as an allocation of the Class A and Class B Certificates, the respective percentages set forth opposite their names less underwriting discounts and commissions:

	Morgan Stanley & Co. Incorporated	[ ]%
	Deutsche Bank Securities Inc.	[ ]%
	RBC Capital Markets Corporation	[ ]%
	Calyon Securities (USA) Inc.	[ ]%
	Wells Fargo Securities, LLC	[ ]%

Listing	Discover Bank expects to list the certificates on the Official List of the Luxembourg Stock Exchange and to trade the certificates on the Euro MTF Market of the Luxembourg Stock Exchange, in accordance with the rules of the Luxembourg Stock Exchange, to facilitate trading in non-U.S. markets.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

COMPOSITION AND HISTORICAL PERFORMANCE OF THE ACCOUNTS
     We have set forth information below about the Accounts that are part of the trust. To the extent applicable, Account information dated as of August 31, 2006, includes the Discover Card accounts originated by Discover Bank which were added to the Trust as of September 1, 2006 (the “Additional Accounts”). For further information regarding the addition of these accounts to the Trust, refer to the 8-K filed on behalf of the Trust on September 7, 2006.
     Geographic Distribution. The Accounts that are part of the trust are not highly concentrated geographically. As of August 31, 2006, the following nine states had the largest Receivables balances and comprised over 50% of the Receivables:

Percentage of
State	Total Receivables
California	9.1%
Texas	8.9%
New York	6.9%
Illinois	5.7%
Florida	5.6%
Pennsylvania	4.9%
Ohio	4.7%
Michigan	3.7%
New Jersey	3.5%
Other States	47.0%

Total	100.0%

     Since the largest amounts of outstanding Receivables were with cardholders whose billing addresses were in California, Texas, New York, Illinois, Florida, Pennsylvania, Ohio, Michigan and New Jersey, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the Receivables.
     Credit Limit Information. As of August 31, 2006, the Accounts had the following credit limits:

	Receivables	Percentage		Percentage of
	Outstanding	of Total	Number of	Total
Credit Limit	($000’s)	Receivables	Accounts	Accounts
Less than or equal to $5,000.00	$4,252,596	12.5%	8,256,464	24.2%
$5,000.01 to $10,000.00	$11,791,861	34.5%	12,778,826	37.5%
$10,000.01 to $15,000.00	$14,115,343	41.4%	11,735,442	34.4%
Over $15,000.00	$3,960,517	11.6%	1,335,051	3.9%

Total	$34,120,317	100.0%	34,105,783	100.0%

The average credit limit as of August 31, 2006 was $8,903.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Account Balance Information. As of August 31, 2006, the Accounts had the following balances:

	Receivables	Percentage
	Outstanding	of Total	Number of	Percentage of
	($000’s)	Receivables	Accounts	Total Accounts
Credit Balance	$(34,968)	(0.1)%	505,122	1.5%
No Balance	$—	0.0%	20,787,094	60.9%
$0.01 to $5,000.00	$13,869,789	40.7%	10,378,841	30.4%
$5,000.01 to $10,000.00	$13,241,988	38.8%	1,867,978	5.5%
Over $10,000.00	$7,043,508	20.6%	566,748	1.7%

Total	$34,120,317	100.0%	34,105,783	100.0%

The average account balance as of August 31, 2006 was $2,380 (using 14,336,354 active Accounts for which cardmembers had a balance, a monetary transaction or an authorization).
     Seasoning. As of August 31, 2006, 96.5%, of the Accounts were at least 24 months old. The ages of the Accounts as of August 31, 2006 were distributed as follows:

	Percentage of	Percentage of
Age of Accounts	Total Accounts	Total Receivables
Less than 12 Months	1.4%	3.4%
12 to 23 Months	2.1%	2.8%
24 to 35 Months	2.3%	2.1%
36 to 47 Months	4.4%	4.7%
48 to 59 Months	5.4%	5.1%
60 Months and Greater	84.4%	81.9%

Total	100.0%	100.0%

     Delinquency Information. The Accounts in the trust have had the following delinquency statuses:

	As of August 31, 2006		As of December 31, 2005		As of December 31, 2004
	Receivables		Receivables		Receivables
	Outstanding	Percentage of Total	Outstanding	Percentage of Total	Outstanding	Percentage of Total
	($000’s)	Receivables	($000’s)	Receivables	($000’s)	Receivables
Total Receivables	$34,120,317	100.00%	$33,961,825	100.00%	$35,519,347	100.00%

Receivables Delinquent:
30 to 59 Days	$383,228	1.12%	$391,941	1.15%	$493,062	1.39%
60 to 89 Days	$264,036	0.77%	$258,519	0.76%	$350,431	0.99%
90 to 119 Days	$223,696	0.66%	$207,787	0.61%	$302,349	0.85%
120 to 149 Days	$181,139	0.53%	$176,535	0.52%	$265,824	0.75%
150 to 179 Days	$156,109	0.46%	$165,133	0.49%	$243,226	0.68%
Over 180 Days	$—	0.00%	$—	0.00%	$—	0.00%

Total Delinquent	$1,208,208	3.54%	$1,199,915	3.53%	$1,654,892	4.66%

	As of December 31, 2003		As of December 31, 2002
	Receivables		Receivables
	Outstanding	Percentage of Total	Outstanding	Percentage of Total
	($000’s)	Receivables	($000’s)	Receivables
Total Receivables	$35,323,197	100.00%	$35,871,382	100.00%

Receivables Delinquent:
30 to 59 Days	$699,204	1.98%	$775,175	2.16%
60 to 89 Days	$475,025	1.34%	$523,319	1.46%
90 to 119 Days	$388,064	1.10%	$412,392	1.15%
120 to 149 Days	$337,948	0.96%	$334,529	0.93%
150 to 179 Days	$306,901	0.87%	$276,931	0.77%
Over 180 Days	$—	0.00%	$—	0.00%

Total Delinquent	$2,207,142	6.25%	$2,322,346	6.47%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

	As of August 31, 2006		As of December 31, 2005		As of December 31, 2004
		Percentage of Total		Percentage of Total		Percentage of Total
	Number of Accounts	Accounts	Number of Accounts	Accounts	Number of Accounts	Accounts
Total Accounts	34,105,783	100.00%	34,108,850	100.00%	35,156,736	100.00%
Accounts Delinquent:
30 to 59 Days	77,173	0.23%	82,952	0.24%	107,076	0.30%
60 to 89 Days	48,207	0.14%	48,878	0.14%	68,046	0.19%
90 to 119 Days	38,903	0.11%	37,168	0.11%	55,045	0.16%
120 to 149 Days	29,544	0.09%	30,377	0.09%	46,593	0.13%
150 to 179 Days	24,857	0.07%	27,249	0.08%	41,248	0.12%
Over 180 Days	—	0.00%	—	0.00%	—	0.00%

Total Delinquent	218,684	0.64%	226,624	0.66%	318,008	0.90%

	As December 31, 2003		As of December 31, 2002
		Percentage of Total		Percentage of Total
	Number of Accounts	Accounts	Number of Accounts	Accounts
Total Accounts	33,950,472	100.00%	32,209,690	100.00%

Accounts Delinquent:
30 to 59 Days	150,528	0.44%	179,713	0.56%
60 to 89 Days	92,882	0.27%	109,373	0.34%
90 to 119 Days	71,891	0.21%	82,806	0.26%
120 to 149 Days	59,941	0.18%	65,810	0.20%
150 to 179 Days	52,720	0.16%	53,245	0.17%
Over 180 Days	—	0.00%	—	0.00%

Total Delinquent	427,962	1.26%	490,947	1.53%

Distribution of the Accounts by FICO Score
     FICO Credit Score Information. As of August 31, 2006, the Accounts had the following FICO scores:

	Receivables
	Outstanding	Percentage of
FICO Credit Score Range	($000)	Total Receivables
No Score	$410,019	1.20%
Less than 600	$4,082,665	11.97%
600 to 659	$5,126,114	15.02%
660 to 719	$10,801,079	31.66%
720 and above	$13,700,440	40.15%

Total	$34,120,317	100.00%

Summary Historical Performance of the Accounts
     The information below about the performance of the trust Accounts for historical periods reflects only the performance of Accounts that were designated for the trust during the specified time period and has not been restated to reflect the performance of Accounts added after such time period, including the Additional Accounts. Accordingly, such information does not fully reflect the historical performance of the Accounts currently comprising the trust Accounts. The performance information included in this section is generally consistent with the type of performance information that will be provided in the monthly certificateholders statement.
     Summary Yield Information. The annualized monthly yield for the Accounts is calculated by dividing the monthly finance charges by beginning monthly principal receivables multiplied by twelve. Monthly finance charge collections include periodic finance charges, cash advance item charges, late fees, overlimit fees and other fees, all net of write-offs. Recoveries received with respect to Receivables in the trust that have been charged off as uncollectible, including the proceeds of charged-off receivables that Discover Bank has removed from the trust, are included in the trust and are treated as Finance Charge Collections. Discover Bank allocates, to the extent applicable for any series issued on or after November 3, 2004, interchange, which is treated

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

similarly to finance charges. The aggregate yield is the average of the monthly annualized yields for each period shown. The aggregate yield for the Accounts is summarized as follows:

	Eight Months
	Ended
Aggregate Yields	August 31,	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002
Finance Charges and Fees (Excluding Recoveries and Interchange)($000)	$3,410,250	$5,002,729	$5,323,969	$5,534,492	$5,685,967
Yield Excluding Recoveries and Interchange	16.41%	15.25%	15.45%	15.85%	16.53%
Yield Excluding Recoveries and Including Interchange	19.83%	18.35%	18.76%	15.85%	16.53%
Gross Yield Including Recoveries and Interchange	20.86%	19.44%	19.66%	16.67%	17.25%
     After November 30, 2003, when we refer to yield excluding recoveries and interchange, we are excluding only recoveries related to the charge-off of principal, but are including recoveries related to finance charge and fee write-offs. These finance charge and fee recoveries were previously reflected in net charge-offs, but net charge-offs now includes only charge-offs and recoveries of principal. See the chart “Summary Charge-Off Information.” For purposes of the Pooling and Servicing Agreement, all recoveries of principal as well as recoveries of finance charges and fees are treated as Finance Charge Collections, and are reflected in percentages set forth in the row of the table titled “Gross Yield Including Recoveries and Interchange.” The certificates of this Series 2006-3 will be eligible to receive allocations and reallocations of interchange received by the trust in accordance with the terms of the series supplement. Other certificates issued after this series may also be eligible to receive allocations and reallocations of interchange if so provided in their respective series supplements. Certificates issued prior to November 3, 2004 receive no allocations or reallocations of interchange, therefore, interchange is only reflected in the yields above beginning November 2004.
     Summary Charge-Off Information. The annualized monthly charge-off rates for the Accounts are calculated by dividing the monthly principal charge-offs by beginning monthly principal receivables multiplied by twelve. The aggregate charge-off percentages expressed below are the average of the annualized monthly charge-off rates for each period shown. The Accounts have had the following aggregate charge-off amounts and aggregate charge-off percentages:

	Eight Months
	Ended
	August 31,	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002
Gross Principal Charge-offs ($000)	$934,074	$2,286,570	$2,463,519	$2,742,942	$2,425,639
Net Principal Charge-offs ($000)	$720,463	$1,931,329	$2,153,434	$2,456,316	$2,179,588
Gross Principal Charge-off Rates	4.50%	6.97%	7.15%	7.85%	7.05%
Net Principal Charge-off Rates	3.47%	5.89%	6.25%	7.03%	6.34%
     Prior to December 1, 2003 net charge-offs included recoveries related to finance charge and fee write-offs. After November 30, 2003, we excluded recoveries related to finance charge and fee write-offs from net charge-offs. Net charge-offs reflect only recoveries of principal after November 30, 2003.
     Summary Payment Rate Information. The monthly payment rate for the Accounts is calculated by dividing monthly collections by the Receivables in the Accounts as of the beginning of the month. The average monthly payment rate for each period shown is calculated by dividing the sum of individual monthly payment rates by the number of months in the period. The Accounts have had the following historical monthly payment rates:

	Eight Months
	Ended August 31,	Twelve Months Ended December 31,
	2006	2005	2004	2003	2002
Lowest Monthly Payment Rate	20.29%	18.99%	18.19%	16.60%	15.93%
Highest Monthly Payment Rate	22.87%	21.33%	20.07%	18.96%	17.90%
Average Monthly Payment Rate	22.03%	20.59%	19.27%	18.15%	17.25%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Minimum Monthly Payment and Full Balance Payment Rates. Discover Bank calculates the monthly rate of cardmembers that made only the contractual monthly minimum payment due as a percentage of the total Accounts as of the beginning of the month. Discover Bank calculates the monthly rate of cardmembers that paid their full balance due as a percentage of the total Accounts as of the beginning of the month. The rates below are the average of monthly rates for the period shown.

Eight Months Ended
August 31, 2006
Minimum Monthly Payment Rate	3.94%
Full Balance Payment Rate	14.50%
     Balance Reductions. The Accounts in the trust may have balance reductions granted for a number of reasons, including merchandise refunds, returns, and fraudulent charges. As of the eight months ended August 31, 2006, the average monthly balance reduction rate for the Accounts in the trust attributable to such returns and cardmember fraud was 0.64%.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

COMPOSITION AND HISTORICAL PERFORMANCE
OF THE DISCOVER CARD PORTFOLIO
     As of August 31, 2006 the Discover Card portfolio was comprised of 42.6 million Discover Card accounts with approximately 18.3 million active accounts. We have set forth information below about the accounts that comprise the Discover Card portfolio.
Composition and Distribution of the Discover Card Portfolio
     Geographic Distribution. The Discover Card portfolio is not highly concentrated geographically. As of August 31, 2006, the following nine states comprised at least 50% of the receivables balances:

Percentage of Total
State	Receivables
California	9.3%
Texas	8.7%
New York	6.8%
Florida	5.7%
Illinois	5.6%
Pennsylvania	4.9%
Ohio	4.6%
Michigan	3.7%
New Jersey	3.6%
Other States	47.1%

Total	100.0%

     Since the largest amounts of outstanding receivables were with cardholders whose billing addresses were in California, Texas, New York, Florida, Illinois, Pennsylvania, Ohio, Michigan and New Jersey, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the receivables.
     Credit Limit Information. As of August 31, 2006, the accounts in the Discover Card portfolio had the following credit limits:

	Receivables	Percentage		Percentage
	Outstanding	of Total	Number of	of Total
Credit Limit	($000’s)	Receivables	Accounts	Accounts
Less than or equal to $5,000.00	$6,680,216	14.8%	11,886,950	27.9%
$5,000.01 to $10,000.00	$17,286,456	38.4%	16,431,485	38.5%
$10,000.01 to $15,000.00	$16,307,278	36.2%	12,780,905	30.0%
Over $15,000.00	$4,770,238	10.6%	1,525,712	3.6%

Total	$45,044,188	100.0%	42,625,052	100.0%

     Seasoning. As of August 31, 2006, 89.3% of the accounts in the Discover Card portfolio were at least 24 months old. The ages of accounts in the Discover Card portfolio as of August 31, 2006 were distributed as follows:

	Percentage	Percentage
Age of Accounts	of Total Accounts	of Total Receivables
Less than 12 Months	5.6%	11.8%
12 to 23 Months	5.1%	6.5%
24 to 35 Months	4.6%	4.1%
36 to 47 Months	5.7%	5.6%
48 to 59 Months	6.0%	5.5%
60 Months and Greater	73.0%	66.5%

Total	100.0%	100.0%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Summary Current Delinquency Information. As of August 31, 2006, the accounts in the Discover Card portfolio had the following delinquency statuses:

	Receivables	Percentage
	Outstanding	of Total
	($000’s)	Receivables
Total Receivables	$45,044,188	100.0%

Receivables Delinquent:
30 to 59 Days	$471,778	1.1%
60 to 89 Days	$327,138	0.7%
90 to 119 Days	$277,131	0.6%
120 to 149 Days	$223,541	0.5%
150 to 179 Days	$192,552	0.4%
Over 180 Days	$—	0.0%

Total Delinquent	$1,492,140	3.3%

Summary Historical Performance of the Discover Card Portfolio
     Summary Historical Receivable Information. The accounts in the Discover Card portfolio generated the following receivables:

	As of
	August 31,	As of November 30,
	2006	2005	2004	2003
Total Receivables Balance of the Discover Card Portfolio ($000)	$45,044,188	$44,241,675	$45,662,929	$46,124,512
     Summary Yield Information. Discover Bank calculates the monthly yield for the Discover Card portfolio by dividing the monthly finance charges billed by beginning monthly balance multiplied by twelve. Monthly finance charges include periodic finance charges, cash advance item charges, late fees, overlimit fees and other miscellaneous fees, all net of write-offs. Discover Bank also allocates to investors recoveries and, to the extent applicable, interchange, which are treated similarly to finance charges. The aggregate yield is the average of monthly yields annualized for each period shown. The annualized aggregate yield for the Discover Card portfolio is summarized as follows:

	Nine Months	Twelve Months
	Ended	Ended November 30,
Aggregate Yields	August 31, 2006	2005	2004	2003
Yield Excluding Recoveries and Interchange	14.63%	13.81%	14.16%	14.39%
Yield Including Recoveries and Excluding Interchange	15.63%	14.72%	14.98%	15.09%
Yield from Interchange	3.09%	2.77%	2.56%	2.22%
     Summary Charge-Off Information. The aggregate charge-off percentages expressed below are the average of the monthly annualized charge-off percentages for each period shown. The accounts in the Discover Card portfolio have had the following historical aggregate charge-off amounts and aggregate charge-off percentages:

	Nine Months	Twelve Months
	Ended	Ended November 30,
	August 31, 2006	2005	2004	2003
Gross Principal Charge-offs ($000)	$1,635,721	$2,774,016	$3,122,182	$3,598,885
Net Principal Charge-offs ($000)	$1,304,915	$2,368,120	$2,752,198	$3,259,478
Gross Principal Charge-off Rates	4.95%	6.20%	6.94%	7.47%
Net Principal Charge-off Rates	3.95%	5.30%	6.12%	6.77%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Prior to December 1, 2003 net charge-offs included recoveries related to finance charge and fee write-offs. After November 30, 2003, we excluded recoveries related to finance charge and fee write-offs from net charge-offs, which reflects only recoveries of principal. Net charge-offs reflect only recoveries of principal after November 30, 2003. See “Summary Yield Information.”
     Summary Payment Rate Information. Discover Bank calculates the monthly payment rate by dividing monthly cardmember remittances by the cardmember receivable balance outstanding as of the beginning of the month. Discover Bank calculates the average monthly payment rate for a period by dividing the sum of individual monthly payment rates for the period by the number of months in the period. The accounts in the Discover Card portfolio have had the following historical payment rates:

	Nine Months	Twelve Months
	Ended	Ended November 30,
	August 31, 2006	2005	2004	2003
Lowest Monthly Payment Rate	18.83%	17.82%	17.15%	15.84%
Highest Monthly Payment Rate	21.18%	19.89%	18.91%	18.04%
Average Monthly Payment Rate	20.09%	19.21%	18.20%	17.11%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

This material was prepared by sales, trading, banking or other non-research personnel of one of the following: Discover Bank or Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, Morgan Stanley Japan Limited and/or Morgan Stanley Dean Witter Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst, although it may refer to a Morgan Stanley research analyst or research report. Unless otherwise indicated, these views (if any) are the author’s and may differ from those of the Morgan Stanley fixed income or equity research department or others in the firm.
This material may have been prepared by or in conjunction with Morgan Stanley trading desks that may deal as principal in or own or act as market maker or liquidity provider for the securities/instruments (or related derivatives) mentioned herein. The trading desk may have accumulated a position in the subject securities/instruments based on the information contained herein. Trading desk materials are not independent of the proprietary interests of Morgan Stanley, which may conflict with your interests. Morgan Stanley may also perform or seek to perform investment banking services for the issuers of the securities and instruments mentioned herein.
This material is not a solicitation to participate in any trading strategy, and is not an offer to sell any security or instrument or a solicitation of an offer to buy or sell any security or instrument in any jurisdiction where the offer, solicitation or sale is not permitted.
Unless otherwise set forth in this material, any securities referred to in this material may not have been registered under the U.S. Securities Act of 1933, as amended, and, if not, may not be offered or sold absent an exemption therefrom. Recipients are required to comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any securities/instruments transaction.
The securities/instruments discussed in this material may not be suitable for all investors. Other recipients should seek independent investment advice prior to making any investment decision based on this material. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction. You should consider this material as only a single factor in making an investment decision.
Options are not for everyone. Before purchasing or writing options, investors should understand the nature and extent of their rights and obligations and be aware of the risks involved, including the risks pertaining to the business and financial condition of the issuer and the security/instrument. A secondary market may not exist for these securities. For Morgan Stanley customers who are purchasing or writing exchange-traded options, please review the publication ‘Characteristics and Risks of Standardized Options,’ which is available from your account representative.
The value of and income from investments may vary because of changes in interest rates, foreign exchange rates, default rates, prepayment rates, securities/instruments prices, market indexes, operational or financial conditions of companies or other factors. There may be time limitations on the exercise of options or other rights in securities/instruments transactions. Past performance is not necessarily a guide to future performance. Estimates of future performance are based on assumptions that may not be realized. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events not taken into account may occur and may significantly affect the projections or estimates. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not represent that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not materially differ from those estimated herein. Some of the information contained in this document may be aggregated data of transactions in securities or other financial instruments executed by Morgan Stanley that has been compiled so as not to identify the underlying transactions of any particular customer.
Notwithstanding anything herein to the contrary, Discover Bank, Morgan Stanley and each recipient hereof agree that they (and their employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to the tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal and state income tax treatment of the transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors.
In the UK, this communication is directed in the UK to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority’s rules). In Japan, this communication is directed to the sophisticated institutional investors as defined under the Foreign Broker Dealer Law of Japan and the ordinances thereunder. The trademarks and service marks contained herein are the property of their respective owners.
This material may not be sold or redistributed without the prior written consent of Morgan Stanley.
© 2006 Morgan Stanley

ANNEX A
The Trustee
          U.S. Bank National Association (“U.S. Bank”). The parent of U.S. Bank National Association, U.S. Bancorp, is currently ranked as the sixth largest bank holding company in the United States with total assets exceeding $213 billion as of June 30, 2006. As of June 30, 2006, U.S. Bancorp serves approximately 13.4 million customers, operates 2,434 branch offices in 24 states and has over 51,000 employees. As of June 30, 2006, U.S. Bank was acting as trustee with respect to approximately 57,621 issuances of securities with an aggregate outstanding principal balance of over $1.7 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations. As of June 30, 2006, U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting as trustee on 67 issuances of credit card receivables-backed securities with an outstanding aggregate principal balance of approximately $34,182,800,000.
ERISA Considerations
          The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the and the Internal Revenue Code of 1986, or the Code, impose certain requirements on employee benefit plans, including Individual Retirement Accounts and Individual Retirement Annuities—collectively “IRAs”—to which they apply and on fiduciaries of those plans. In accordance with ERISA’s general fiduciary standards, before investing in certificates, a plan fiduciary should determine whether the governing plan instruments permit the investment. Additionally, the plan fiduciary should determine if the certificates are appropriate for the plan in view of the risks associated with the investment, the plan’s overall investment policy and the composition and diversification of its portfolio. ERISA and the Code prohibit certain transactions involving the assets of a plan and persons who have certain specified relationships to the plan—“parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code. Prohibited transactions may generate excise taxes and other liabilities. Prohibited transactions involving IRAs may result in the disqualification of the IRAs. Thus, a plan fiduciary considering an investment in certificates should also consider whether the investment might constitute or give rise to a prohibited transaction under ERISA or the Code.
          Certain transactions involved in operating the trust might be deemed to constitute prohibited transactions under ERISA and the Code, if assets of the trust were deemed to be assets of an investing plan. The U.S. Department of Labor, or the DOL, has published a regulation that defines when a plan’s investment in an entity will be deemed to include an interest in the underlying assets of that entity, such as the trust, for purposes of the provisions of ERISA and the Code. Recently enacted Section 3(42) of ERISA modifies certain aspects of the DOL regulation. Unless the plan’s investment is an “equity interest,” the underlying assets of the entity will not be considered assets of the plan under the DOL regulation. Under the DOL regulation, a beneficial ownership in a trust is deemed to be an equity interest. The DOL has ruled in an opinion letter, which is not binding upon Discover Bank, the trustee or any underwriter, that similar “pass through” certificates in a trust constituted equity interests.
          Discover Bank has received an administrative exemption from the DOL, which we discuss below under “—Discover Bank’s Prohibited Transaction Exemption,” that, if applicable, would exempt certain transactions from the prohibited transaction rules in connection with a plan’s acquisition of Class A certificates. In addition, certain transactions concerning plans holding either Class A certificates or Class B certificates would not be prohibited transactions, if, under the DOL regulation, assets of the trust were not considered assets of plans holding certificates.
Discover Bank’s Prohibited Transaction Exemption
          The DOL has granted to Discover Bank an administrative exemption that, if applicable, excludes certain transactions relating to the trust and the Class A certificates from the prohibited transaction rules. See approval of individual prohibited transaction relief for Greenwood Trust Company, Final Authorization Number (FAN) 2000-05E (February 12, 2000) pursuant to Prohibited Transaction Exemption No. 96-62 (the “Exemption”). If the conditions of the Exemption are satisfied, the Exemption applies to the acquisition, holding and disposition of Class A certificates by a plan, as well as to transactions relating to Class A certificates in connection with
© 2006 Morgan Stanley

servicing, managing and operating the trust. We cannot assure you, however, that even if the conditions of the Exemption are satisfied, the Exemption will exclude all transactions involving the trust and the Class A certificates from the prohibited transaction rules. Moreover, the Exemption applies in only a limited fashion to a plan sponsored by any member of the “Restricted Group,” which includes Discover Bank, the trustee, the master servicer or any servicer, or, with respect to any particular series, an underwriter, a party providing credit support, or the counterparty on an interest rate swap or cap with respect to the series, or any of their affiliates.
          A number of the requirements of the Exemption relate to the general structure and operation of the trust, such as the trustee, the assets of the trust, Discover Bank’s interest in the trust, transfers of Receivables into and out of the trust, and the operation of the trust in accordance with the Pooling and Servicing Agreement. Discover Bank believes that the trust satisfies these conditions.
          Other requirements of the Exemption relate to the terms and conditions of the particular Class A certificates to be acquired by plans. These requirements include the requirements that:
o	the Class A certificates cannot be subordinated to any other similar interests in the trust;

o	the Class A certificates must be rated, at the time a plan acquires them, in one of the two highest rating categories by at least one rating agency, or, if they have a maturity of one year or less, they must have the highest short-term rating;

o	the Class A certificates must have specified levels of credit support;

o	certain other rating agency conditions must be satisfied;

o	the certificates must be subject to early amortization or cash accumulation under certain circumstances;

o	any interest rate swaps and caps must meet certain conditions;

o	the Class A certificates must be sold initially in an underwriting or private placement, including a placement by underwriters or dealers on behalf of the trust;

o	the initial sale must be by an entity that received an individual “Underwriter Exemption” from the DOL, an affiliate of such an entity, or a member of a selling group of which such an entity or affiliate is a manager or co-manager; and

o	the trustee cannot be affiliated with any underwriter or member of the selling group for the Class A certificates, any provider of credit support for the Class A certificates, or any swap counterparty for the Class A certificates.
          If Discover Bank believes that the conditions of the Exemption relating to the terms and conditions of the Class A certificates of a series will be satisfied at the time of initial issuance of the certificates of that series, the prospectus supplement will state that plans are generally permitted to purchase Class A certificates of that series.
          However, even if the terms and conditions of the Class A certificates of a particular series satisfy the requirements of the Exemption, the purchase of the Class A certificates by a particular plan will be eligible for the benefits of the Exemption only if certain other conditions are satisfied. The fiduciary of the plan must itself determine whether these conditions are satisfied. These conditions include but are not limited to the following:
o	The acquisition of Class A certificates must be on terms, including price, that are at least as favorable to the plan as those terms would be in an arm’s-length transaction with an unrelated party.

o	Amounts retained by underwriters or selling agents for selling or placing the Class A certificates must be reasonable in amount, the servicing fee must be reasonable in amount, and the amounts received by Discover Bank upon the sale of Receivables to the trust cannot exceed the fair market value of the Receivables.

o	The plan must be an “accredited investor” as defined in Rule 501(a)(1) of Regulation D under the Securities Act of 1933, as amended.

o	If the particular Class A certificates are supported by one or more interest rate swaps or caps, the decision to acquire the Class A certificates must be made by an independent fiduciary that is qualified to analyze and understand the terms of the swaps or caps and any resulting effect on the credit rating of
© 2006 Morgan Stanley

the Class A certificates. Moreover, the fiduciary must be either a “QPAM” or “INHAM” as described in the applicable DOL Prohibited Transaction Exemptions, or a plan fiduciary with at least $100 million of total assets under management.

o	In order for an acquisition of Class A certificates by a plan to be exempt from certain of the prohibited transaction rules concerning “self-dealing” (i.e., Section 406(b)(1) and (2) of ERISA and Section 4975(c)(1)(E) of the Code) the Exemption imposes additional requirements relating to the particular plan. See Section I.B. of the Exemption. Plans investing in Class A certificates should carefully consider whether or not they need to rely on these particular provisions of the Exemption and, if so, whether they satisfy these requirements of Section I.B.
          More generally, before investing in Class A certificates in reliance on the Exemption, a fiduciary of a plan should carefully consider the terms of the Exemption, the terms of the Class A certificates, the eligibility of the Class A certificates for the Exemption in light of, among other factors, the identity of the particular plan, and whether the Exemption will protect against all potential prohibited transactions.
The DOL Regulation
          The DOL Regulation contains an exception that provides that if a plan acquires a publicly-offered security, then the assets of the issuer of the security will not be deemed to be plan assets. A publicly-offered security is a security that is
o	freely transferable;

o	part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another by the conclusion of the offering; and

o	either is
o	part of a class of securities registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934; or

o	sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities of which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days, or such later time as may be allowed by the Securities and Exchange Commission, after the end of the fiscal year of the issuer during which the offering of the securities to the public occurred.
          If Discover Bank expects the certificates of a series to meet the criteria of publicly-offered securities, that information will be set forth in the related prospectus supplement. If the certificates of a series do meet the criteria of publicly-offered securities, certain prohibited transactions would not arise even if the Exemption did not apply.
          If the certificates are deemed to be debt and not equity interests for ERISA purposes, the purchase of the certificates by a plan with respect to which Discover Bank or one of its affiliates is a “party in interest” or “disqualified person” might be considered a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless an exemption applies. There are at least five prohibited transaction class exemptions issued by the DOL that might apply, depending in part on who decided to acquire the certificates for the plan:
o	DOL Prohibited Transaction Exemption (“PTE”) 84-14 (Class Exemption for Plan Asset Transactions determined by Independent Qualified Professional Asset Managers);

o	PTE 91-38 (Class Exemption for Certain Transactions Involving Bank Collective Investment Funds);

o	PTE 90-1 (Class Exemption for Certain Transactions Involving Insurance Company Pooled Separate Accounts);

o	PTE 95-60 (Class Exemption for Certain Transactions Involving Insurance Company General Accounts); and

o	PTE 96-23 (Class Exemption for Plan Asset Transactions Determined by In-House Asset Managers).
© 2006 Morgan Stanley

          In addition, the purchase of the certificates by a plan with respect to which Discover Bank or one of its affiliates is a “party in interest” or “disqualified person” by reason of being a service provider or a person that is related to a service provider to the plan might be exempt under Code Section 4975(d)(20) and ERISA Section 408(b)(17) as long as the applicable conditions are satisfied, including that the plan pays no more than adequate consideration for the certificates. Moreover, whether the certificates are debt or equity for ERISA purposes, a possible violation of the prohibited transaction rules could occur if a fiduciary purchased certificates during the offering with assets of a plan and Discover Bank, the trustee, any underwriter or any of their affiliates was a fiduciary for that plan. Under ERISA and the Code, a person is a fiduciary for a plan to the extent
o	that person exercises any discretionary authority or discretionary control respecting management of the plan or exercises any authority or control respecting management or disposition of its assets;

o	that person renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the plan, or has any authority or responsibility to do so; or

o	that person has any discretionary authority or discretionary responsibility in the administration of the plan.
Accordingly, the fiduciaries of any plan should not purchase the certificates during the offering with assets of any plan if Discover Bank, the trustee, the underwriters or any of their affiliates is a fiduciary for the plan.
          In light of the foregoing, fiduciaries of plans considering the purchase of certificates should consult their own benefits counsel or other appropriate counsel about how ERISA and the Code will apply to their purchase of certificates.
In addition, based on the reasoning of the United States Supreme Court’s decision in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), under certain circumstances assets in the general account of an insurance company may be deemed to be plan assets for certain purposes, and under that reasoning a purchase of certificates with assets of an insurance company’s general account might be subject to the prohibited transaction rules described above. Insurance companies investing assets of their general accounts should also consider the potential effects of the enactment of section 401(c) of ERISA, Prohibited Transaction Exemption 95-60, Labor Department Regulation 29 CFR § 2550.401c-1, and the fact that the Exemption has been designated by the Department of Labor as an “Underwriter Exemption” for purposes of Section V(h) of Prohibited Transaction Exemption 95-60.
© 2006 Morgan Stanley